SKADDEN , ARPS , SLATE, MEAGHER & FLOM
PARTNERS		AFFILIATE OFFICES
GEOFFREY CHAN *	世達國際律師事務所	-----------
SHU DU *		BOSTO
ANDREW L. FOSTER *	42/F, EDINBURGH TOWER, THE LANDMARK	CHICAGO
CHI T. Steve Kwok *	15 QUEEN’S ROAD CENTRAL, HONG KONG	HOUSTON
EDWARD H.P. LAM ◆*		LOS ANGELES
HAIPING LI *		NEW YORK
RORY MCALPINE ◆	TEL: (852) 3740-4700	PALO ALTO
JONATHAN B. STONE *	FAX: (852) 3740-4727	WASHINGTON, D.C.
PALOMA P. WANG	www.skadden.com	WILMINGTON
◆ (ALSO ADMITTED IN ENGLAND & WALES)		-----------
* (ALSO ADMITTED IN NEW YORK)		BEIJING
BRUSSELS
FRANKFURT
REGISTERED FOREIGN LAWYER		LONDON
Z. JULIE GAO (CALIFORNIA)		MOSCOW
MUNICH
PARIS
SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	May 13, 2021	TORONTO

Confidential

Ms. Jan Woo

Mr. Edwin Kim

Mr. Stephen Krikorian

Ms. Laura Veator

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Kanzhun Ltd. (CIK No. 0001842827)

Response to the Staff’s Comments on Draft Registration Statement on

Form F-1 Confidentially Submitted on April 22, 2021

Dear Ms. Woo, Mr. Kim, Mr. Krikorian and Ms. Veator:

On behalf of our client, Kanzhun Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated May 7, 2021 on the Company’s draft registration statement on Form F-1 confidentially submitted on April 22, 2021 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review.

Securities and Exchange Commission

May 13, 2021

The Company has responded to the Staff’s comments by revising the Draft Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Draft Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1 Submitted April 22, 2021

Summary, page 1

1.

Please incorporate your response to prior comment 1 in your prospectus as it pertains to why management believes that the combination of both job seekers and enterprise users in combined MAU or DAU metrics is appropriate.

In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 130 of the Revised Draft Registration Statement.

Business, page 120

2.

We note your response to prior comment 8 regarding your sales and marketing expenditures. Please expand your discussion of your purchased online traffic acquisition services, including the size and scope of such expenditures and whether you have any material arrangements with vendors for such services.

In response to the Staff’s comment, the Company has revised the disclosure on page 144 of the Revised Draft Registration Statement and respectfully advises the Staff that the Company does not have any material arrangements with vendors for online traffic acquisition services.

Securities and Exchange Commission

May 13, 2021

Consolidated Financial Statements

Notes to Consolidated Financial Statements

2. Principal Accounting Activities

2.13 Revenue Recognition

Item Based Model, page F-22

3.

In your response to prior comment 15 you state that services delivered in the form of various virtual tools mainly include bulk invite-sending, message sending and other services regarding matching, and communicating with job seekers and that revenue derived from these services is recognized at the point in time when the services are provided to the enterprise customers, that is when the virtual tools are consumed by the enterprise customers. Please clarify if your performance obligation is to provide a specified quantity of the service that provides no continuing benefit once consumed by the customer, or whether it is an obligation to make available an unknown quantity of the service over the contract term or some longer period. If the latter, please clarify the period of time over which customers can use these services once purchased, and how you considered whether this is a stand-ready obligation to provide these services that is satisfied over time because the customer simultaneously receives and consumes the benefits from your agreement to make these services available to them. Refer to ASC 606-10-25-27(a).

In response to the Staff’s comment, the Company respectfully advises the Staff that the services delivered via virtual tools described in its response to prior comment 15 were all under the category of the item-based model disclosed in the revenue policy on F-22 of the Revised Draft Registration Statement, and all these services, including bulk invite-sending and other services regarding matching and establishing connections for direct communications with job seekers, are delivered immediately and only once at the time that customers consume such virtual tools. Under this item-based model, the Company’s performance obligation is to provide a specified quantity of any of these services that provides no continuing benefit once consumed by the customer. The customers will need to purchase more of such services in the form of the same kind of virtual tools if they want to obtain more benefits. Thus, revenue under the item-based model is recognized at the point when the customers consume the virtual tools and the corresponding services are provided by the Company.

As for the Company’s performance obligation of making available an unknown quantity of the services during a particular period, such as employer purchasing the services of paid in-demand job position displaying during certain subscription period, it should fall in the time-based model. This form of the services involves a stand-ready obligation for the Company to provide services at any point during the customer’s subscription period and therefore it is under the time-based model. The revenue under this model is recognized rateably over the respective subscription period.

Securities and Exchange Commission

May 13, 2021

9. Operating Lease, page F-33

4.

In your response to prior comment 18 you state that both amortization of the right-of-use assets and the interest on lease liabilities are recorded in operating costs and expenses in the Consolidated Statement of Comprehensive Loss. As such, it appears that you are following the expense recognition guidance for finance leases as set forth in ASC 842-20-25-5 and the illustrative example in ASC 842-20-55-27, rather than the expense recognition guidance for operating leases as set forth in ASC 842-20-25-6 and the illustrative example in ASC 842-20-55-29. Please clarify how your recognition of lease expense for operating leases complies with the guidance in ASC 842.

In response to the Staff’s comment, the Company has revised the disclosure of the operating lease costs on page F-33 of the Revised Draft Registration Statement. The Company respectfully advises the Staff that the Company’s accounting for its operating lease complies with ASC 842, Operating Leases. In accordance with ASC 842-20-25-6, the Company records its total lease expense on a straight-line basis over the lease term, and the lease expense recorded on a straight-line basis at each period represents the sum of both amortization of its right-of-use assets and accretion of its operating lease liabilities for the period. This total lease expense is recorded in operating costs and expenses in the Consolidated Statement of Comprehensive Loss, which is in line with the illustrative example set forth in ASC842-20-55-22 to 26 and ASC842-20-55-29 to 30.

Consistent with ASC 842, the Company understands that lease liability is initially determined as the present value of future cash lease payments. The related right-of-use asset is determined using the initial lease liability plus initial lease payment and initial direct cost, if any. During the subsequent measurement period, the lease liability at the end of each period is determined using the lease liability at the beginning of each period plus any accretion of lease liability minus the cash lease payment for that respective period. The right-of-use asset at the end of each period is calculated using the right-of-use asset at the beginning of each period minus amortization for that period where the amortization is calculated by taking the difference between the lease expense calculated using straight-line allocation of the total of cash lease payments and the accretion of lease liability. As a result, the lease expense calculated using straight-line allocation of the total of cash lease payments equals the amortization of the right-of-use asset and the accretion of the lease liability for each reporting period.

*    *     *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao
Z. Julie Gao

Enclosures.

cc:	Peng Zhao, Chief Executive Officer, KANZHUN LIMITED

Yu Zhang, Chief Financial Officer, KANZHUN LIMITED

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Cathy Yeung, Esq., Partner, Latham & Watkins LLP

Allen Wang, Esq., Partner, Latham & Watkins LLP